

| Form 1<br>Page 1<br>Execution<br>Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,<br>REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION<br>FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY) | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

**WARNING**: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION        ☑ AMENDMENT

1. State the name of the applicant: __International Securities Exchange, LLC__

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   __60 Broad St. 26th Floor,  New York, NY 10004__

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-943-2400                       212-509-3955

      (Telephone)                              (Facsimile)

   ‖‖‖‖‖‖‖‖‖‖‖‖‖
   **15021143**

5. Provide the name, title, and telephone number of a contact employee:

   Ronan Cahill, Senior Legal & Regulatory Associate, 212-897-8152

     (Name)                      (Title)                    (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Michael J. Simon

   60 Broad Street, 26th Floor

   New York, NY 10004

7. Provide the date applicant's fiscal year ends: December 31, 2012

8. Indicate legal status of applicant: ☐ Corporation      ☐ Sole Proprietorship      ☐ Partnership
                                  ☑ Limited Liability Company     ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/30/12       (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C section 18-101 et. seq.

**EXECUTION**: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: ____10/23/15____          International Securities Exchange, LLC
    (MM/DD/YY)                        (Name of applicant)

By: _____       Ronan Cahill     Legal Associate
   (Signature)                          (Printed Name and Title)

Subscribed and sworn before me this 23rd day of __October__, 2015 by __Eleonor Gnecco__
                                     (Month)     (Year)       (Notary Public)

My Commission expires Dec. 4, 2015 County of New York State of New York

*This page must always be completed in full with original, manual signature and notarization.*
*Affix notary stamp or seal where applicable.*

ELEONOR GNECCO
Notary Public - State of New York
NO. 01GN6082263
Qualified in New York County
My Commission Expires Dec 4, 20 15

4



October 23, 2015

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re:   International Securities Exchange, LLC
      SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the International Securities Exchange, LLC's ("ISE" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

**Options**
*New Listings:*
      http://ise.com/newlistings
*Delistings:*
      http://ise.com/delistings
*Expiration Notices:*
      http://ise.com/expirationnotices
*Series Additions/Deletions:*
      http://ise.com/serieslist
*Market Information Circulars:*
      http://ise.com/mics

**Index Options**
*Recent Index Changes:*
      http://ise.com/indexchanges
*Index Settlement Values:*
      http://ise.com/indexsettlement

**Legal & Regulatory**
*Regulatory Information Circulars:*
      http://www.ise.com/rics
*Rules:*
      http://www.ise.com/rules

## Marketing Material
*Press Releases:*
> www.ise.com/press

*Publications:*
> http://www.ise.com/publications

## Corporate
*Board Members:*
> http://www.ise.com/about-ise/board-of-directors/

*Constitution:*
> http://www.ise.com/media/63480/Second_Amended_and_Restated_Constitution_-18-March-13-.pdf

*LLC Agreement:*
> http://www.ise.com/media/103275/Third-Amended-and-Restated-LLC-Agreement-for-ISE-LLC-18-Dec-2014-.pdf

*Exchange Officers:*
> http://www.ise.com/about-ise/management-team/

## Members
*List of ISE Members*
> http://www.ise.com/options/membership/exchange-members/

## Transactional Volume
*Volume Report*
> http://www.ise.com/options/exchange-data/

With respect to the information contained in Exhibit C as it relates to subsidiaries and affiliates as required by Rule 6a-2(d)(1), the Exchange hereby certifies that the information is kept up to date and is available to the Commission and the public upon request. If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate

ORIGIN ID:SXYA          (212) 897-8152
RONAN CAHILL
60 BROAD STREET

NEW YORK, NY 10004
UNITED STATES US

SHIP DATE: 23OCT15
ACT WGT: 1.00 LB
CAD: 101219847/NET3670

BILL SENDER

TO  CHRIS GROBBEL
US SECURITIES & EXCHANGE COMMISION
OFFICE OF MARKET SUPERVISION
100 F STREET NE, MAIL STOP 6628
WASHINGTON DC 20549
(202) 551-5556

FedEx Express

MON - 26 OCT 10:30A
PRIORITY OVERNIGHT

TRK# 7748 1453 4755
0201



20549

To: Grobbel, Christoph

Department:  HQ/TM
Phone:       202.551.5491
Route:       HQ-7a
Mail Stop:   7010
Building:    SP1

Package Type:
Sender Name:

7748 1453 4755
10/27/2015 9:41:28
AM